UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General Manager, Financial Accounting Dept.
Date:     February 28, 2011

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Acquisition and Cancellation of First Series Type 6 Preferred Stock
TOKYO, February 28, 2011 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG’s Board of Directors resolved at a meeting today to acquire and cancel its First Series Type 6 preferred stock (total issue price: JPY 210,003 million) as described below.
The acquisition of the preferred stock is to be executed pursuant to Article 18 of the Articles of Incorporation of SMFG.
In addition, SMFG intends to cancel those shares of the preferred stock upon acquisition pursuant to Article 178 of the Companies Act.
PARTICULARS

1.	Details of Acquisition

	(1) Class of Shares to be Acquired	: First Series Type 6 Preferred Stock

	(2) Total Number of Shares to Be Acquired	: 70,001 shares

	(3) Acquisition Price	: JPY 3,000,000 per share

	(4) Total Amount of Acquisition	: JPY 210,003,000,000

	(5) Acquisition Date	: April 1, 2011

2.	Details of Cancellation

	(1) Class of Shares to be Cancelled	: First Series Type 6 Preferred Stock

	(2) Total Number of Shares to Be Cancelled	: 70,001 shares

(all of the First Series Type 6 Preferred
Stock to be acquired, as described in 1.
above)

	(3) Effective Date	: April 1, 2011

(4) Cancellation shall be subject to SMFG’s acquisition of all of the First Series Type 6 Preferred Stock described in 1. above.
(REFERENCE)    Summary Terms of First Series Type 6 Preferred Stock :

Type of Preferred Stock	First Series Type 6 Preferred Stock
Date of Issue	March 29, 2005
Number of Shares Issued	70,001 shares
Issue Price	JPY 3,000,000 per share
Aggregate Amount Issued	JPY 210,003 million